UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2008

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On December 8, 2008, Portland General Electric Company (PGE, or the Company) entered into a $125 million unsecured revolving credit facility (Facility) with Wells Fargo Bank, N.A., as administrative agent, and five other banks. The Facility, which will be available for general corporate purposes, has an initial termination date of December 4, 2009. The Facility provides that all outstanding loans mature on or before the termination date of the Facility. The Company may annually extend the termination date by 364 days for those lenders that approve the extension, provided that lenders holding 50% or more of the total commitments approve the extension. If the termination date is extended, the Company may elect to replace any declining lender. If lenders holding 50% or more of the total commitments reject an extension request, then the termination date remains unchanged.

The Facility allows the Company to borrow for one, two, three or six months at a fixed interest rate established at the time of the borrowing or at a variable interest rate for any period up to the then remaining term of the Facility. The Facility requires annual fees based on PGE's unsecured credit rating, and contains customary covenants and default provisions, including a requirement that limits consolidated indebtedness, as defined in the Facility, to 65% of total capitalization.   The Facility does not provide for the issuance of standby letters of credit.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth above in Item 1.01 above is hereby incorporated into this Item 2.03 by reference.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits

Exhibit   Description

(4)   Instruments defining the rights of security holders, including indentures

4.1   Credit Agreement, dated as of December 8, 2008, among Portland General Electric Company, Wells Fargo Bank, National Association, as Administrative Agent, and a group of lenders

Information Regarding Forward-Looking Statements

Statements in this Current Report on Form 8-K that relate to future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements containing words such as "anticipates," "believes," "intends," "estimates," "promises," "expects," "should," "conditioned upon" and similar expressions. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties. As a result, actual results may differ materially from those projected in the forward-looking statements. All forward-looking statements included in this Current Report on Form 8-K are based on information available to the Company on the date hereof and such statements speak only as of the date hereof. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the United States Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operation and the risks described therein from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: December 10, 2008   By: /s/ James J. Piro
                                             James J. Piro
                                             Executive Vice President, Finance,
                                             Chief Financial Officer and Treasurer